UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

SPECIAL FINANCIAL REPORT

SPECIAL FINANCIAL REPORT ON FORM 1-K PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended June 30, 2022

ONCOLYZE, INC.

(Exact name of registrant as specified in its charter)

Commission File No.  024-11890

Delaware	42-2994859
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

845 UN Plaza, 61b, New York	10017
(Address of principal executive offices)	(Zip Code)

917-670-5933
Registrant’s telephone number, including area code

Series A Preferred Stock
(Title of each class of securities issued pursuant to Regulation A)

Item 7.

FINANCIAL STATEMENTS

Oncolyze, Inc.

F-1

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Management of Oncolyze, Inc. New York, New York Opinion
Members of: WSCPA AICPA PCPS 802 North Washington PO Box 2163 Spokane, Washington 99210-2163 P 509-624-9223 TF 1-877-264-0485 mail@fruci.com www.fruci.com

We have audited the financial statements of Oncolyze, Inc. (“the Company”) (a New York corporation), which comprise the balance sheets as of June 30, 2022 and 2021 and the related statements of operations, stockholdersʼ deficit, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Oncolyze, Inc. as of June 30, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditorsʼ Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Oncolyze, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations, has a net capital deficiency, and has stated that substantial doubt exists about the Companyʼs ability to continue as a going concern. Managementʼs evaluation of the events and conditions and managementʼs plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Oncolyzeʼs ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

F-2

Auditors’ Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditorsʼ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Oncolyzeʼs internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•	Conclude, whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Oncolyzeʼs ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Spokane, Washington

December 2, 2022

F-3

Oncolyze, Inc.

Balance Sheets

	June 30,
	2022	2021
Assets
Current assets:
Cash and cash equivalents	$372,720	$286,843
Total current assets	372,720	286,843
Intangible assets, net	8,286	8,786
Deferred offering costs	45,890	60,000
Total assets	$426,896	$355,629

Liabilities and stockholders' deficit
Current liabilities:
Accounts payable	$261,516	$76,856
Accounts payable with related parties	56,237	-
Deferred compensation	1,370,968	833,468
Accrued expenses and other current liabilities	70,715	87,454
Convertible note payable	100,000	100,000
Simple agreement for future equity	223,000	-
Simple agreement for future equity with related parties	100,000	-
Total current liabilities	2,182,436	1,097,778
Other liabilities
Simple agreement for future equity	-	223,000
Simple agreement for future equity with related parties	-	100,000
Total liabilities	-	1,420,778
Commitments and contingencies (Note 13)	-	-
Stockholders’ deficit:
Common stock, $0.001 par value; 15,000 shares authorized, 1,468 and 1,265 shares issued and outstanding at June 30, 2022 and 2021, respectively	1	1
Additional paid-in capital, net of issuance costs	5,799,279	5,137,705
Accumulated deficit	(7,554,820)	(6,202,855)
Total stockholders' deficit	(1,755,540)	(1,065,149)
Total liabilities, convertible preferred stock, and stockholders' deficit	$426,896	$355,629

The accompanying notes are an integral part of these financial statements.

F-4

Oncolyze, Inc.

Statements of Operations

	Years Ended June 30,
	2022	2021
Operating expenses:
Research and development	$33,223	$170,035
General and administrative	1,312,242	676,287
Total operating expenses	1,345,465	846,322
Loss from operations	(1,345,465)	(846,322)
Other expense:
Interest and other expense, net	6,500	7,601
Other expense, net	6,500	7,601
Loss before income taxes	(1,351,965)	(853,923)
Provision for income taxes (Note 11)	-	-
Net loss	$(1,351,965)	$(853,923)
Net loss per share, basic and diluted	$(1,065)	$(675)
Weighted average common shares outstanding, basic and diluted	1,269	1,265

The accompanying notes are an integral part of these financial statements.

F-5

Oncolyze, Inc.

Statements of Stockholders’ Deficit

	Common Voting Stock
	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity
Balance, June 30, 2020	1,265	$1	$4,948,536	$(5,348,932)	$(400,395)
Stock-based compensation expense	—	—	189,169	—	189,169
Net loss	—	—	—	(853,923)	(853,923)
Balance, June 30, 2021	1,265	$1	$5,137,705	$(6,202,855)	$(1,065,149)
Stock-based compensation expense	—	—	368,575	—	368,575
Issuance of common stock, net of issue costs of $132,001	164	—	292,999	—	292,999
Net loss	—	—	—	(1,351,965)	(1,351,965)
Balance, June 30, 2022	1,429	$1	$5,799,279	$(7,554,820)	$(1,755,540)

The accompanying notes are an integral part of these financial statements.

F-6

Oncolyze, Inc.

Statements of Cash Flows

	Years Ended June 30,
	2022	2021
Cash flows from operating activities:
Net loss	$(1,351,965)	$(853,923)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization expense	500	500
Stock-based compensation expense	368,575	189,169
Changes in operating assets and liabilities:
Deferred offering costs	14,110	(60,000)
Accounts payable	184,660	44,349
Accounts payable, related party	56,237	—
Accrued expenses	(16,739)	87,425
Deferred compensation	537,500	450,000
Net cash used in operating activities	(207,122)	(142,479)
Cash flows from financing activities:
Proceeds from issuance of convertible notes payable	—	323,000
Proceeds from issuance of common stock	292,999	—
Net cash provided by financing activities	292,999	323,000
Increase in cash and cash equivalents	85,877	180,520
Cash and cash equivalents, beginning of period	286,843	106,323
Cash and cash equivalents, end of period	$372,720	$286,843

Supplemental Disclosure:
Cash paid for interest	$—	$—
Cash paid for income taxes	$—	$—

The accompanying notes are an integral part of these financial statements.

F-7

Oncolyze, Inc.

Notes to Financial Statements

1. Nature of the business

Oncolyze, Inc., (the “Company”) was incorporated in the state of Delaware on July 29, 2011. The Company is a late-preclinical stage biotechnology company focused on developing a new drug known as OM-301 for the treatment of acute myelogenous leukemia (“AML”), multiple myeloma (“MM”), colon cancer, and multiple other hematologic and solid cancers. OM-301 has a novel and unique mechanism of action, causing the formation of pores (holes) on the surface of cancer cells. Instead of killing cancer cells by inducing apoptosis (programmed cell death) as most existing anti-cancer medicines, OM-301 kills cancer cells by a rapid mechanism known as “lysis” (cell bursting). In January 2022, the Company announced it received United States Food and Drug Administration (“FDA”) Orphan Drug Designation for OM-301for the treatment of AML.

The Company is subject to risks common to companies in the therapeutic industry, including, but not limited to, risks related to the successful development and commercialization of product candidates, fluctuations in operating results and financial risks, the ability to successfully raise additional funds when needed, protection of proprietary rights and patent risks, patent litigation, compliance with government regulations, dependence on key personnel and prospective collaborative partners, and competition from competing products in the marketplace.

The Company’s product candidates are in development and will require significant additional research and development efforts, including extensive preclinical and clinical testing and regulatory approval prior to commercialization. These efforts require significant amounts of additional capital, adequate personnel and infrastructure and extensive compliance-reporting capabilities. There can be no assurance that the Company’s research and development will be successfully completed, that adequate protection for the Company’s intellectual property will be obtained, that any products developed will obtain necessary government regulatory approval or that any approved products will be commercially viable. Even if the Company’s product development efforts are successful, it is uncertain when, if ever, the Company will generate significant revenue from product sales. The Company operates in an environment of rapid change in technology and is dependent upon the services of its employees and consultants.

Liquidity

As of June 30, 2022, the Company had $372,720 of cash and cash equivalents. The Company has primarily financed its operations through the sale of common stock, warrants, a convertible note payable, and Simple Agreements for Future Equity (“SAFEs”), a portion of which has been raised from related party entities. The Company has experienced negative cash flows from operations since inception, including net losses of $1,351,965 and $853,923 for the years ended June 30, 2022 and 2021, respectively. In addition, as of June 30, 2022, the Company had an accumulated deficit of $7,554,820. The Company expects to incur substantial operating losses and negative cash flows from operations for the foreseeable future. As of June 30, 2022, the Company expects its existing cash and cash equivalents will not be sufficient to fund its operating expenses and capital expenditure requirements for at least the next year following the date that the financial statements are available to be issued.

In June 2022, the Company issued and sold 164 shares of common stock at an offering price of approximately $2,591 and warrants to purchase an equivalent number of shares at a weighted average price of $4,697 per share of common stock in an exempt private placement under Securities and Exchange Commission Regulation D. The net proceeds to the Company from this offering during the year ended June 30, 2022 were $292,999, after deducting placement agent fees and offering costs of $132,001. Subsequent to June 30, 2022, in July 2022, the Company issued and sold an additional 39 shares of common stock and warrants under the same terms for net proceeds of $102,290.

The Company will need to obtain additional funding whether through collaboration agreements, private or public equity or debt offerings or a combination thereof, and such additional funding may not be available on terms the Company finds acceptable. If the Company is unable to obtain sufficient capital to continue to advance its programs, the Company would be forced to delay, reduce, or eliminate its research and development programs and any future commercialization efforts. Accordingly, substantial doubt is deemed to exist about the Company’s ability to continue as a going concern within one year after the date these financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the ordinary course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of the uncertainties described above.

F-8

Impact of COVID-19 Pandemic

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (“COVID-19”) a pandemic. The COVID-19 pandemic is disrupting supply chains and affecting production and sales across a wide range of industries. Currently, the Company has not suffered significant adverse consequences as a result of the COVID-19 pandemic, but the extent of the impact of COVID-19 on the Company’s future operational and financial performance will depend on certain developments, including the duration and spread of the pandemic, including its variants, impact on employees and vendors all of which are uncertain and cannot be predicted. Given the continued uncertainty of the duration of the COVID-19 outbreak and the global responses to curb its spread, the Company is unable to estimate the impact that the COVID-19 outbreak will ultimately have on its results of operations, financial condition, or liquidity for fiscal year 2023.

The Company has not incurred impairment losses in the carrying values of its assets as a result of the pandemic and it is not aware of any specific related event or circumstance that would require to revise its estimates reflected in these financial statements.

2. Summary of Significant Accounting Policies

Basis of presentation

The accompanying financial statements were prepared using generally accepted accounting principles in the United States of America (“GAAP”). Any reference in these notes to applicable guidance is meant to refer to the authoritative accounting principles found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).

Segment information

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The Company’s CODM is its Chief Executive Officer (“CEO”). The Company has determined that it operates as a single operating segment and has one reportable segment.

Use of estimates

The preparation of financial statements in accordance with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Significant estimates contained within these financial statements include, but are not limited to, the estimated fair value of the Company’s common stock and convertible note payable, SAFEs, warrant liabilities, stock-based compensation expense, and the income tax valuation allowance. The Company bases its estimates on historical experience, known trends, and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates, as there are changes in facts and circumstances. Actual results may differ materially from those estimates or assumptions.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less at the time of initial purchase to be cash equivalents. The Company maintains its cash and cash equivalents with financial institutions, in which balances from time to time may exceed the federally insured limits. The objectives of the Company’s cash management policy are to safeguard and preserve funds to maintain liquidity sufficient to meet the Company’s cash flow requirements, and to attain a market rate of return.

F-9

Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents. Cash equivalents are occasionally invested in certificates of deposit. The Company maintains its cash balances with high-quality and accredited financial institutions and accordingly, such funds are not exposed to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

Intangible assets

Intangible assets with finite lives are amortized using the straight-line method over their estimated useful lives of 5 to 25 years and reviewed for impairment whenever circumstances indicate that the carrying value of these assets may not be recoverable. Intangible assets of the Company consist of a license agreement dated November 7, 2018 and amended on April 28, 2020 pertaining to an issued patent and a pending continuation patent application acquired from a third party and are stated at cost, less accumulated amortization. The estimated useful life of the license agreement is 20 years.

Deferred offering costs

The Company capitalized certain legal, audit, accounting and other third-party fees that are directly associated with an in-process capital financing effort as deferred offering costs until such financing is consummated. After consummation of the financing, these costs will be recorded as a reduction of additional paid-in capital generated as a result of the financing. Should the financing be abandoned, the deferred offering costs will be expensed immediately as a charge to operating expense in the statements of operations. As of June 30, 2022 and 2021, the Company recorded deferred offering costs of $45,890 and $60,000.

Fair value measurements

Certain assets and liabilities are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

Level 1 – Quoted prices in active markets that are identical assets or liabilities.

Level 2 – Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

Convertible note payable

In April 2020, the Company issued a convertible note payable to CATO BioVentures. The Company accounts for the convertible note payable at fair value in accordance with ASC 480, Distinguishing Liabilities from Equity (“ASC 480”). The Company has elected to separate interest expense from the full change in fair value of the convertible note. Debt issuance costs incurred by the Company in connection with this note payable were immaterial and expensed in the statement of operations when incurred.

F-10

Research and development

Research and development expenses include employee related costs, consulting, contract research, depreciation, rent, stock-based compensation expense, and other corporate costs attributable to research and development activities and are expensed as incurred.

The Company has entered into various research, development and manufacturing contracts, some of which are with related parties (Note 14). These agreements are generally cancelable by either party, and related payments are recorded as research and development expenses as incurred. The Company records accruals for estimated ongoing research costs. When evaluating the adequacy of the accrued liabilities, the Company analyzes progress of the studies or trials, including the phase or completion of events, invoices received and contracted costs. The Company’s historical accrual estimates have not been materially different from the actual costs.

Patent costs

Patent-related costs incurred in connection with filing and prosecuting patent applications to operations are expensed as incurred due to the uncertainty relating to the recovery of the expenditure. Amounts incurred are classified as general and administrative expenses.

Stock-based compensation expense

The Company measures all stock-based awards granted to employees, directors, and non-employees based on the fair value on the date of grant and recognizes compensation expense of those awards over the requisite service period, which is generally the vesting period of the respective award. Forfeitures are accounted for as they occur.

The Company classifies stock-based compensation expense in its statements of operations in the same manner in which the award recipient's service payments are classified.

The fair value of each option grant and warrant is estimated on the date of grant using the Black-Scholes option pricing model (“Black-Scholes”), which requires inputs based on certain subjective assumptions, including the expected stock price volatility, the expected term of the award, the risk-free interest rate, and expected dividends (Note 10). The Company is a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company’s options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The expected term of options granted to non-employees is equal to the contractual term of the option award. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future.

Income taxes

The Company accounts for income taxes according to the ASC 740, Income Taxes (“ASC 740”) using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the financial statements or in the Company’s tax returns. Deferred taxes are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. The Company assesses the likelihood that its deferred tax assets will be and, to the extent it believes, based upon the weight of available evidence, that it is more likely than not that all or a portion of the deferred tax assets will not be realized, a valuation allowance is established through a charge to income tax expense. In evaluating its ability to recover its deferred tax assets, the Company considers all available positive and negative evidence, including projected future taxable income, prudent and feasible tax planning strategies, and recent financial operations.

The Company accounts for uncertainty in income taxes recognized in the financial statements by applying a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. To the extent the Company determines that such tax provisions will not be sustained, the provision for income taxes would include the effects of any resulting income tax reserves, or unrecognized tax benefits, that are considered appropriate as well as the related net interest and penalties.

F-11

Net loss per share

Basic net income per share is computed by dividing net loss attributable to common shareholders by the weighted average number of shares of common stock outstanding during each period. Net loss per share assuming dilution considers the dilutive effect of outstanding stock options and other stock awards based on the treasury stock method. The treasury stock method assumes the use of exercise proceeds to repurchase common stock at the average fair market value in the period. For purpose of this calculation, outstanding options and unvested restricted stock are considered potential dilutive common stock and are excluded from the computation of net loss per share as their effect is anti-dilutive.

Recently adopted accounting pronouncements

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement, (“ASU 2018-13”). The new standard removes certain disclosures, modifies certain disclosures, and adds additional disclosures related to fair value measurement. ASU 2018-13 is effective for the Company’s annual periods after December 15, 2019. The adoption of this pronouncement did not have a material impact on the Company’s financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”), which is intended to simplify the accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and clarifies and amends existing guidance to improve consistent application. The new standard is effective for the Company beginning July 1, 2021. The adoption of this pronouncement did not have a material impact on the Company’s financial statements.

Accounting pronouncements not yet adopted

On August 5, 2020, the FASB issued ASU No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging— Contracts in Entity’s Own Equity (Subtopic 815-40). The amendments remove certain separation models for convertible debt instruments and convertible preferred stock that require the separation of a convertible debt instrument into a debt component and an equity or derivative component. The ASU also amends the derivative scope exception guidance for contracts in an entity’s own equity. The amendments remove three settlement conditions that are required for equity contracts to qualify for the derivative scope exception. In addition to the above, the ASU expands disclosure requirements for convertible instruments and simplifies areas of the guidance for diluted earnings-per-share calculations that are impacted by the amendments. The new standard is effective for the Company for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted. The Company is evaluating the potential impact this standard may have on its financial statements.

3. Intangible assets

Intangible assets, net consisted of the following:

	June 30,
	2022	2021
License agreement	$10,000	$10,000
Less: accumulated amortization	(1,714)	(1,214)
Intangible assets, net	$8,286	$8,786

Amortization expense for the years ended June 30, 2022 and 2021 was $500 for each year.

F-12

4. Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following:

	June 30,
	2022	2021
Accrued external research and development	$52,343	$80,353
Accrued interest	13,101	7,101
Accrued other	5,271	—
Accrued expenses and other current liabilities	$70,715	$87,454

5. Other liabilities

Other liabilities consisted of the following:

	June 30,
	2022	2021
Deferred compensation	$1,370,968	$833,468
Total other liabilities	$1,370,968	$833,468

6. Convertible Note

In April 2020, the Company entered into a convertible note agreement with CATO BioVentures in the amount of $100,000. The Convertible Note (“Note”) bears simple interest at an annual rate of 6%. All unpaid principal, together with the accrued interest thereon, for the Convertible Note is payable upon the event of default or upon maturity, which was October 21, 2022. In November 2022, the Convertible Note was extended for an additional six months (See Note 15). The Convertible Note contains several provisions addressing automatic and optional conversion, events of default, and prepayment provisions and cannot be assigned, transferred, or negotiated to any person without the prior written consent of the Company.

Key provisions of the Convertible Note are as follows:

Qualified Financing—Upon the closing of a Qualified Financing, the principal amount of the Note, and any accrued but unpaid interest thereon, shall be converted into that number of shares of common stock as determined by dividing the outstanding principal amount of the Note, plus any accrued but unpaid interest thereon, by eighty percent (80%) of the price per share of common stock paid on the closing of the Qualified Financing; provided, however, that the price per share of common stock into which the Note converts shall not exceed a price per share based on the Company’s pre-money valuation.

Change in Control—If there is a Change of Control prior to conversion of the Note and the maturity date, the outstanding principal amount of the Note and any accrued but unpaid interest thereon shall be converted into shares of common stock at a price per share based on the pre-money valuation of the Company immediately prior to the closing of such Change of Control.

Maturity—If (i) a Qualified Financing does not occur on or before the maturity date, or (ii) a Change in Control occurs while any principal or accrued interest remain outstanding under the Note, upon the election of the Holder, the principal amount of the Note, plus any accrued but unpaid interest thereon, shall be converted into fully paid and non-assessable shares of Common Stock at a price per share equal to the price obtained by dividing (x) ten million dollars ($10,000,000) by (y) the Company’s fully diluted capitalization.

F-13

During the years ended June 30, 2022 and 2021, respectively, the Company recognized interest expense of $6,000 and $7,101 related to the Convertible Note.

The following table shows the activity of the Convertible Note:

	Convertible Note
	Principle Amount Payable	Change in Fair Value	Accrued Interest	Balance
June 30, 2020	$100,000	—	—	$100,000
Additions	—	—	7,101	7,101
June 30, 2021	$100,000	$—	$7,101	$107,101
Additions	—	—	6,000	6,000
June 30, 2022	$100,000	$—	$13,101	$113,101

7. Simple Agreement for Future Equity

In June 2021, the Company executed SAFE arrangements resulting in gross proceeds of $323,000, of which $100,000 was received from a related party (Note 14). The SAFEs are not mandatorily redeemable, nor do they require the Company to repurchase a fixed number of shares. The Company determined that the SAFEs contain a liquidity event provision that embodies an obligation indexed to the fair value of the Company’s equity shares and could require the Company to settle the SAFE obligation by transferring assets or cash. For this reason, the Company records the SAFEs as a liability under ASC 480 as required under ASC 815, Derivatives and Hedging. Upon conversion into preferred shares, it is expected that the preferred shares will be classified as temporary equity. Fair value of the SAFEs was determined to approximate book value at June 30, 2022.

Key provisions of the SAFEs are as follows:

Equity Financing—Upon initial closing of a qualified financing of at least $3.0 million, the SAFE will automatically convert into the greater of (1) the number of shares of SAFE preferred stock equal to the Purchase Amount divided by the Conversion Price, defined as (a) the SAFE Price, or (b) the Discount Price, whichever calculation results in a greater number of shares of SAFE Preferred Stock. The Discount Price is defined as the price per share of the Standard Preferred Stock sold in a qualified financing, multiplied by the Discount Rate, or 66.6667%.

Liquidity Event—If there is a Liquidity Event before the expiration or termination of the SAFE, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of common stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.

Dissolution Event—If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof.

Termination—This instrument will expire and terminate upon either (i) the issuance of stock to the Investor pursuant to the automatic conversion provisions of the SAFE, or (ii) the payment, or setting aside for payment, of amounts due to the Investor.

F-14

8. Common stock

As of June 30, 2022, the Company’s Articles of Incorporation, as amended and restated, authorized the issuance of 15,000 shares of common stock with a par value of $0.001.

The Company has reserved shares of common stock for issuance for the following purposes at June 30, 2022:

Options issued and outstanding	1,352
Options available for future grants	2,706
Exercise of warrants to purchase shares of common stock	3,524
7,582

In addition to the above, the Company has a Convertible Note outstanding at June 30, 2022 and 2021. The Convertible Note is convertible into common shares or payable in the future and at amounts based on certain events as described in the Convertible Note agreement.

Voting

Each share of common stock entitles the holder to one vote on all matters submitted to a vote of the Company’s stockholders.

Dividends

Common stockholders are entitled to receive dividends, as may be declared by the board of directors. No cash dividends were declared or paid during the years ended June 30, 2022 or 2021.

9. Equity incentive plan

In August 2021, the Company adopted its 2021 Share Option and Grant Plan (the “Option Plan”), which provides for the Company the ability to grant qualified incentive options, nonqualified options, and restricted stock awards to employees and non-employees to purchase the Company’s common stock. The Option Plan is administered by the board of directors, or at the discretion of the board of directors, by a committee of the board of directors.

The maximum number of shares of common stock that can be issued is 3,000 shares as of June 30, 2022. As of June 30, 2022, 2,690 shares were available for future grant. Shares that are expired, terminated, surrendered, or canceled under the Option Plan without having been fully exercised will be available for future awards.

The exercise price for incentive options is determined at the discretion of the board of directors. All incentive options granted to any person possessing less than 10% of the total voting power of all classes of stock may not have an exercise price of less than 100% of the fair market value of the common stock on the grant date. All incentive options granted to any person possessing more than 10% of the total voting power of all classes of stock may not have an exercise price of less than 110% of the fair market value of the common stock on the grant date. The option term for incentive awards may not be greater than ten years from the date of the grant. Incentive options granted to persons possessing more than 10% of the total voting power of all classes of stock may not have an option term of greater than five years from the date of the grant. The vesting period for equity-based awards is determined at the discretion of the board of directors.

F-15

Option valuation

The weighted average assumptions used to determine the fair value of stock options granted were as follows:

	Years Ended June 30,
	2022	2021
Risk-free interest rate	1.07%	0.49% 1.25%
Expected term (in years)	6.02	5.52—6.25
Expected volatility	80.89%	80.89%
Expected dividend yield	0%	0%

Stock options

The following table summarizes stock option activity for the years ended June 30, 2022 and 2021:

	Number of Stock Options Outstanding	Weighted Price per Share	Weighted Contractual Term	Aggregate Intrinsic Value
			(in years)
Balance at June 30, 2020	1,013	$4,369
Granted	60	1,409
Balance at June 30, 2021	1,073	$4,204
Granted	325	2,818
Canceled	(46)	-
Balance at June 30, 2022	1,352	$3,967	6.9	$93,264
Options exercisable at June 30, 2022	1,148	$4,154	6.7	$93,264

The aggregate intrinsic value of options is calculated as the difference between the exercise price of the options and the fair value of the common stock for those options that had exercise prices lower than the fair value of the common stock. The Company has an aggregate $431,722 of gross unrecognized stock-based compensation expense remaining as of June 30, 2022 to be amortized over a weighted average period of 2.4 years.

The total fair value of options vested during the year ended June 30, 2022 was $392,102.

Stock-based compensation expense

The Company recorded stock-based compensation expense in the following expense categories in the accompanying statements of operations:

	Years Ended June 30,
	2022	2021
Research and development	$33,223	$112,601
General and administrative	335,352	76,568
Total stock-based compensation expense	$368,575	$189,169

F-16

10. Warrants

The following table summarizes common stock warrant activity for the years ended June 30, 2022 and 2021:

Number of Warrants Outstanding
Balance at June 30, 2020	3,430
Granted	—
Exercised	—
Forfeited	(37)
Balance at June 30, 2021	3,393
Granted	164
Exercised	—
Forfeited	(33)
Balance at June 30, 2022	3,524

As of June 30, 2022, the Company had the following potentially issuable shares of common stock related to unexercised warrants outstanding:

	Number of Warrants Outstanding	Exercise Price	Expiration Date	Classification
2014 Warrants	22	$7,500	Sep-2022	Equity
2014 Warrants	193	$15,564	Jun-2024	Equity
2016 Warrants	116	$—	Jun-2026	Equity
2018 Warrants	29	$15,564	May-2024	Equity
2019 Warrants	3,000	(1)	(2)	Equity
2022 Warrants	164	$4,697	Jun-2027	Equity

(1)	Two times (2x) the Series A financing price
(2)	Ten years from closing date of Series A financing

The exercise price and the number of shares are subject to adjustment upon a merger event, reclassification of the shares of common stock, subdivision or combination of the shares of common stock or certain dividends payments. The Company determined that the warrants should be equity-classified for all periods presented.

11. Income taxes

During the years ended June 30, 2022 and 2021, the Company recorded no current or deferred income tax expense or benefit as the Company has incurred losses since inception and has provided a full valuation allowance against its deferred tax assets.

A reconciliation of the expected income tax (benefit) computed using the federal statutory income tax rate to the Company’s effective income tax rate is as follows for the years ended June 30, 2022 and 2021:

	Years Ended June 30,
	2022	2021
U.S. federal statutory income tax rate	21.0%	21.0%
State and local taxes, net of federal benefit	3.7%	5.1%
Other	(5.9)%	(0.2)%
Change in valuation allowance	(18.8)%	(25.9)%
Effective income tax rate	0.0%	0.0%

F-17

The Company’s deferred tax assets at June 30, 2022 and 2021, consist of the following:

	June 30,
	2022	2021
Deferred tax assets:
Net operating losses	$605,961	$245,602
Stock based compensation expense	352,175	255,848
Accruals	15,057	217,827
Other	1,152	1,307
Deferred tax assets	974,345	720,584
Valuation allowance	(974,345)	(720,584)
Net deferred tax assets	$—	$—

As of June 30, 2022, the Company had federal net operating loss carryforwards of $1,228,000, which have no expiration date and can be carried forward indefinitely. As of June 30, 2021, the Company had federal net operating loss carryforwards of $940,000, which have no expiration date and can be carried forward indefinitely.

In assessing the realizability of the net deferred tax assets, the Company considers all relevant positive and negative evidence in determining whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The realization of the gross deferred tax assets is dependent on several factors, including the generation of sufficient taxable income prior to the expiration of the net operating loss carryforwards. Management believes that it is more likely than not that the Company’s deferred income tax assets will not be realized. As such, there is a full valuation allowance against the net deferred tax assets as of June 30, 2022 and 2021. The valuation allowance increased by $254,000 during the year ended June 30, 2022 and $221,000 during the year ended June 30, 2021 primarily as a result of net operating losses generated during the periods. The Company reevaluates the positive and negative evidence at each reporting period.

Net operating loss and tax credit carryforwards are subject to review and possible adjustment by the Internal Revenue Service (“IRS”) and may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant shareholders over a three-year period in excess of 50% as defined under Sections 382 and 383 in the Internal Revenue Code, which could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the Company’s value immediately prior to the ownership change. Subsequent ownership changes may further affect the limitation in future years. The Company has not conducted a study to determine if any such changes have occurred that could limit its ability to use the net operating loss and tax credit carryforwards.

On March 27, 2020, the President of the United States signed into law the Coronavirus Aid, Relief and Economic Security ("CARES") Act, which, along with earlier issued IRS guidance, contains numerous provisions that may benefit the Company, including the deferral of certain taxes. There is no material impact to the Company. The Company will continue to assess the effect of the CARES Act and ongoing government guidance related to COVID-19 as it is issued.

The Company has not recorded any reserves for uncertain tax positions as of June 30, 2022 and 2021.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal and state jurisdictions, where applicable. There are currently no pending tax examinations. The Company’s tax years are still open under statute from inception to the present. To the extent the Company utilizes any tax attributes from a tax period that may otherwise be closed due to statute expiration, the IRS, state tax authorities, or other governing parties may still adjust the tax attributes upon their examination of the future period in which the attribute was utilized.

F-18

12. Net loss per share

The Company’s potentially dilutive securities, which include options, warrants, and a convertible note payable, have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted average number of common shares outstanding used to calculate both basic and diluted net loss per share is the same. The Company excluded the following potential common shares, presented based on amounts outstanding at each period end, from the computation of diluted net loss per share for the periods indicated because including them would have had an anti-dilutive effect:

	Years Ended June 30,
	2022	2021
Options to purchase common stock	4,058	1,073
Warrants to purchase shares of common stock	3,524	3,430
	7,582	4,503

In addition to the above, the Company has excluded common shares from the assumed conversion of the Convertible Note outstanding at June 30, 2022 and 2021 from the computation of diluted net loss per share for the periods indicated because including them would have had an anti-dilutive effect. The Convertible Note is convertible into common shares or payable in the future and at amounts based on certain events as described in the Convertible Note agreements.

13. Commitments and contingencies

Contractual obligations

In November 2018, the Company in-licensed a new molecule from the owner of an issued patent (“patent issuer”) for a potential future product candidate (“the License”). Under the License, the Company will pay the patent issuer an earned royalty of two percent (2%) of the first ten million dollars ($10.0 million) of annual US Net Sales of Licensed Products and three (3%) percent of annual US Net Sales above ten million dollars ($10.0 million), where one or more Valid Claims reads on the manufacture, use, or sale of such Licensed Products. For Licensed Products that are not covered by a Valid Claim, earned royalties shall be due for Net Sales of such Licensed Product at 50% of the royalty rate that would apply if the Net Sales of such Licensed Product were covered by a Valid Claim and had occurred in the United States.

The Company intends to enter into agreements with contract research organizations (“CROs”) to conduct clinical trials and preclinical studies. Contracts with CROs are generally cancellable, with notice, at the Company’s option.

Indemnification agreements

In the ordinary course of business, the Company may provide indemnification of varying scope and terms to employees, consultants, vendors, business partners, and other parties with respect to certain matters including, but not limited to, losses arising out of breach of such agreements or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with members of its board of directors and executive officers that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. The maximum potential amounts of future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. To date, the Company has not incurred any material costs as a result of such indemnifications. The Company is not aware of any indemnification arrangements that could have a material effect on its financial position, results of operations or cash flows, and it has not accrued any liabilities related to such obligations in its financial statements as of June 30, 2022 or 2021.

Legal proceedings

From time to time, the Company may become involved in legal proceedings arising in the ordinary course of business. As of June 30, 2022 and 2021, the Company was not a party to any material legal matters or claims.

F-19

14. Related party transactions

In June 2021, the Company entered into a $100,000 SAFE arrangement with a member of management. Since the related party SAFE is on the same terms and conditions as the SAFEs issued to unrelated parties, the Company determined this was an arm’s length transaction at fair market value (See Note 8).

A consultant of the Company was appointed Chief Operating Officer (“COO”) effective July 1, 2021. The COO is an owner of The Naissos Group LLC (“TNG”) and its wholly-owned subsidiary, TNG Creative LLC, a consulting firm specializing in the life sciences industry. TNG Creative, LLC has provided services to the Company under favorable terms for more than two years. In 2021, TNG received a payment of $24,000 and an option to purchase 54 shares of common stock of the Company for delivering the Oncolyze brand package, corporate website, and managing the strategic communications for a period of two years. In 2022, the Company has also executed a contract with TNG Creative, LLC for $50,000 for the development of a promotional video and an investor landing page associated with the Company’s planned financing efforts. TNG has also received an option to purchase 150 shares of common stock in exchange for TNG Creative LLC continuing to act as the Company’s strategic communications agency for a period of four years, effective July 1, 2021.

15. Subsequent events

The Company has evaluated subsequent events through December 2, 2022 and has concluded that no events or transactions have occurred that require disclosure in the accompanying combined financial statements, except as follows:

Extension of Maturity Date of Convertible Note Payable

In November 2022, the Company entered into an agreement with CATO BioVentures to extend the $100,000 Convertible Note maturity date from October 21, 2022 to April 21, 2023.

Additional Closing of Exempt Private Placement under Securities and Exchange Commission Regulation D

In July 2022, the Company issued and sold an additional 39 shares of common stock at an offering price of approximately $2,591 and warrants to purchase an equivalent number of shares at a weighted average price of $4,697 per share of common stock in an exempt private placement under Securities and Exchange Commission Regulation D for net proceeds of $102,290.

F-20

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in City of New York, NY on December 2, 2022.

Oncolyze, Inc.

By:	/s/ Steven J. Evans
Steven J. Evans, Chief Executive Officer and Director December 2, 2022

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons in the capacities and on the dates indicated.

By:	/s/ Barbara A. Carlin
Barbara A. Carlin, Consulting Chief Financial Officer and Principal Accounting Officer
December 2, 2022

By:	/s/ John Abeles
John Abeles, Director
December 2, 2022

By:	/s/ Rosemary Mazanet
Rosemary Mazanet. Director
December 2, 2022

By:	/s/ Alexander Zukiwski
Alexander Zukiwski, Director
December 2, 2022

By:	/s/ James Foght
James Foght, Director
December 2, 2022